UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Shore Bancshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

825107105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)
☑         Rule 13d-1(c)
☐         Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825107105	13G	Page 2 of 5 Pages

1	Names of reporting persons. Nicholas F. Brady
2	Check the appropriate box if a member of a group
(a) ☐
(b) ☐
3	SEC use only
4	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 479,378
	6	Shared voting power: 36,656
	7	Sole dispositive power: 479,378
	8	Shared dispositive power: 36,656
9	Aggregate amount beneficially owned by each reporting person: 516,034
10	Check if the aggregate amount in row (9) excludes certain shares: ☐
11	Percent of class represented by amount in row (9): 6.1%
12	Type of reporting person: IN

Page 3 of 5 Pages
Item 1.

Item 1(a)	Name of issuer: Shore Bancshares, Inc.

Item 1(b)	Address of issuer’s principal executive offices: 18 E. Dover Street Easton, Maryland 21601

Item 2.

Item 2(a)	Name of person filing: Nicholas F. Brady

Item 2(b)	Address of principal business office or, if none, residence: P.O. Box 1410 Easton, Maryland 21601

Item 2(c)	Citizenship: United States of America

Item 2(d)	Title of class of ecurities: Common Stock, par value $.01 per share

Item 2(e).	CUSIP No.: 825107105

Item 3.

Not applicable.

Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 516,034

(b)	Percent of class: 6.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 479,378

(ii)	Shared power to vote or to direct the vote: 36,656

(iii)	Sole power to dispose or to direct the disposition of: 479,378

(iv)	Shared power to dispose or to direct the disposition of: 36,656

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

6,000 of the securities listed in Item 4(c)(i) and (iii) are held by a limited liability company of which the filer is the managing member, and the members, including the filer, of that company may have rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.  18,806 of the securities listed in Item 4(c)(ii) and (iv) are owned by a foundation of which the filer and his spouse are trustees, and the foundation and the filer’s spouse have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.  9,300 of the securities listed in Item 4(c)(ii) and (iv) are owned by the filer’s spouse, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.  8,550 of the securities listed in Item 4(c)(ii) and (iv) are owned by a trust of which the filer’s spouse serves as trustee, and the trust, the trustee and/or the beneficiaries may have rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(c)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: February 8, 2011	/s/ Nicholas F. Brady
Nicholas F. Brady